April 9, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Benjamin Holt and David Link

Re:	Dune Acquisition Corporation II (the “Company”)
Registration Statement on Form S-1
Filed March 7, 2025, as amended
File No. 333-285639

To Whom it May Concern:

We previously requested that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-285639), be accelerated under Rule 461 of the Securities Act of 1933, as amended (the “Act”), so that it will be declared effective at 4:00 p.m., Eastern Time, on Wednesday, April 9, 2025, or as soon thereafter as possible. The undersigned hereby wishes to withdraw such request for acceleration.

Very truly yours,

CLEAR STREET LLC

By:	/s/ Ryan Gerety
	Name:	Ryan Gerety
	Title:	Managing Director